UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             FAC REALTY TRUST, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)
                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   301953 10 5
                                 (CUSIP Number)

                                 Murry N. Gunty
                         Prometheus Southeast Retail LLC
                      LF Strategic Realty Investors II L.P.
                        30 Rockefeller Plaza, 63rd Floor
                               New York, NY 10020
                                 (212) 632-6000

                                 with a copy to:

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 24, 1998
                                ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



                                  SCHEDULE 13D
----------------------------------------------------------                          ------------------------------------------------
CUSIP No.    301953 10 5                                                                                 Page 2 of 10
          --------------------                                                                                --   --
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
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Prometheus Southeast Retail LLC
-----------------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                            (b) [X]





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3           SEC USE ONLY

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4           SOURCE OF FUNDS AF (See Item 3)
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]



-----------------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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           NUMBER OF              7          SOLE VOTING POWER
            SHARES
         BENEFICIALLY                        21,052,632 (See Item 4)
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ---------------------------------------------------------------------------------------------------
                                  8          SHARED VOTING POWER

                                             None
                                --------------------------------------------------------------------------------------------------
                                  9          SOLE DISPOSITIVE POWER

                                             21,052,632 (See Item 4)
                                --------------------------------------------------------------------------------------------------
                                  10         SHARED DISPOSITIVE POWER

                                             None
-----------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,052,632 (See Item 4)
-----------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]



-----------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.1%
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14          TYPE OF REPORTING PERSON*

            CO (limited liability company)
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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





----------------------------------------------------------                          ------------------------------------------------
CUSIP No.    301953 10 5                                                                                 Page 3 of 10
          --------------------                                                                                --   --
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
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LF Strategic Realty Investors II L.P.
------------------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                        (b) [X]





------------------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS AF (See Item 3)
------------------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                      [ ]



------------------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF              7          SOLE VOTING POWER
            SHARES
         BENEFICIALLY                        21,052,632 (See Item 4)
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ----------------------------------------------------------------------------------------------------
                                  8          SHARED VOTING POWER

                                             None
                                ----------------------------------------------------------------------------------------------------
                                  9          SOLE DISPOSITIVE POWER

                                             21,052,632 (See Item 4)
                                ----------------------------------------------------------------------------------------------------
                                  10         SHARED DISPOSITIVE POWER

                                             None
------------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,052,632 (See Item 4)
------------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]



------------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.1%
------------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            PN (limited partnership)
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D (this "Statement"), dated March 6, 1998, of the Reporting Persons (as defined below) is filed to reflect information required pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the proposed purchase by Prometheus Southeast Retail LLC ("Prometheus") of 21,052,632 shares of common stock, par value $0.01 per share (the "Common Stock"), of FAC Realty Trust, Inc. (the "Company" or the "Issuer") pursuant to the Stock Purchase Agreement, dated as of February 24, 1998 (the "Stock Purchase Agreement"), by and between the Company and Prometheus.


Item 1.  Security and Issuer

         This statement relates to the Reporting Persons deemed beneficial owners of Common Stock pursuant to the transaction contemplated under the Stock Purchase Agreement. The Issuer's principal executive offices are located at 11000 Regency Parkway, East Tower, Cary, NC 27511.


Item 2.  Identity and Background

         (a) This statement is filed by Prometheus and LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II") and sole member of Prometheus (together, the "Reporting Persons").

         (b) The principal business offices of the Reporting Persons are c/o Lazard Freres Real Estate Investors LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York 10020.

         (c) Prometheus is a special purpose vehicle formed to acquire the Common Stock as contemplated by the Stock Purchase Agreement. LFSRI II is an investment partnership formed to invest in companies active in the real estate industry. The sole member of Prometheus is LFSRI II, and the general partner of LFSRI II is LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

         (d) and (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Each person listed on such Schedule 1 is a citizen of the United States.




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                                                              Page 5 of 10

Item 3.  Source and Amount of Funds or Other Consideration.

         The consummation of the transactions contemplated by the Stock Purchase Agreement would require aggregate funds of approximately $200.0 million. The funds for this transaction are to be made available from capital commitments of the limited partners of LFSRI II.


Item 4.  Purpose of Transaction.

         Prometheus entered into the Stock Purchase Agreement for the purpose of establishing an investment interest in the Issuer and will, subject to the terms and conditions of the Stock Purchase Agreement, purchase an aggregate of 21,052,632 shares of Common Stock. Subject to the terms and conditions of the Stock Purchase Agreement, including receipt of the approval of the holders of the requisite number of shares of outstanding Common Stock of the Company (the "Stockholder Approval") for the issuance of more than the Initial Number of Shares (as defined below), the Issuer shall sell to Prometheus an aggregate of 21,052,632 shares of Common Stock (the "Transaction"). In addition to such stock acquisition, following the receipt of Stockholder Approval, the structure of the Issuer's board of directors shall be altered pursuant to the Stockholders Agreement (as defined below) to give Prometheus and its affiliates the right to, in certain circumstances, appoint one-third of the members of the Board of Directors.

         Following the date of the Stockholder Approval, Prometheus and its affiliates will have substantial influence over, and could under certain circumstances exercise effective control of, the direction and management of the Company and the conduct of its business. Upon consummation of the Transactions, the Reporting Persons would hold a majority of the Common Stock of the Company, assuming no other shares of Common Stock are issued by the Company subsequent to the date hereof. Pursuant to the Stockholders Agreement, under certain circumstances, Prometheus will have the right to participate in the issuance or sale by the Company of any shares of its capital stock so that Prometheus can maintain its proportionate share of outstanding capital stock of the Company. In addition, pursuant to the Stockholders Agreement, neither the Issuer nor its subsidiaries may take certain actions (the "Restricted Actions") without the affirmative vote of over sixty-seven percent of the members of the board of directors of the Issuer. In the event the requisite number of Investor Directors (as defined below) are not elected to the Issuer's board of directors as set forth in the Stockholders Agreement, the Contingent Value Right Agreement (as defined below) will prohibit the Issuer and its subsidiaries from taking Restricted Actions without the prior approval of Prometheus.

         Following the date of the Stockholder Approval, the Certificate of Incorporation and Bylaws of the Issuer will be amended (respectively, the "Certificate Amendments" and the "Bylaws Amendments") in order to adopt the terms and conditions of the Stockholders Agreement.

         The Transaction will be consummated in three or more stages. On a date that is no later than forty five days of the date of the Stock Purchase Agreement (or, at the sole discretion of the Company, any date within seventy five days of the date of the Stock Purchase Agreement) and on which certain closing conditions are satisfied (the "Initial Closing"), Prometheus will purchase from the Issuer the number of shares of Common Stock equal to 19.9% of the aggregate number of outstanding shares of Common Stock on the date of the Initial Closing (the "Initial Number of Shares").

         On such date that is as soon as practicable after the Stockholder Approval (the "Second Closing"), Prometheus shall purchase from the Issuer the number of shares of Common Stock equal to the difference between 10,526,316 shares of Common Stock and the Initial Number of Shares.

         Following the Second Closing, the Issuer shall be obligated to sell to Prometheus at one or more subsequent closings an aggregate of 10,526,316 shares of Common Stock (the "Subsequent Purchases"). The Issuer shall give Prometheus at least twenty business days notice of any subsequent closing and shall require Prometheus to purchase no fewer than 1,052,631 shares of Common Stock at each such closing. Subject to certain exceptions, the Issuer shall require Prometheus to make all of the Subsequent Purchases on or before the eighteen month anniversary of the Second Closing.

         The Second Closing and all Subsequent Purchases will be subject to the following conditions: (1) Stockholder Approval, (2) effectiveness of the Certificate Amendments and Bylaws Amendments, (3) the waiver of change of control payment provisions in certain employment agreements of the Company and
(4) the satisfaction of various other customary closing conditions. The Stock Purchase Agreement also provides for certain payments by the Company to Prometheus in the event the Second Closing does not occur or the Company enters into certain Competing Transactions (as defined in the Stock Purchase Agreement).

         The foregoing discussion of the Stock Purchase Agreement and the Ancillary Agreements (as defined herein) is qualified in its entirety by the full text of such agreements, a copy of which is attached hereto as Exhibits hereto and is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         (a) Assuming consummation of the sale by the Company of all shares of Common Stock issuable pursuant to the Stock Purchase Agreement, such 21,052,632 shares would represent approximately 63.1% of the approximately 33,351,523 issued and outstanding shares of the Issuer as of February 24, 1998, as set forth in the Stock Purchase Agreement.

         (b) Prometheus will have the sole power to vote or to direct the vote of all shares of Common Stock purchased pursuant to the Stock Purchase Agreement, subject to the terms of the Stockholders Agreement described in Item 6.

         (c) Neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, have acquired any shares of Common Stock of the Company during the past sixty days.

         (d) Prometheus will have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock purchased pursuant to the Stock Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Concurrently with the execution of the Stock Purchase Agreement, on February 24, 1998, Prometheus and the Issuer entered into (i) a contingent value right agreement (the "Contingent Value Right Agreement"), (ii) a stockholders agreement (the "Stockholders Agreement") and (iii) a registration rights agreement (the "Registration Rights Agreement" and, collectively with the Contingent Value Right Agreement and the Stockholders Agreement, the "Ancillary Documents").

         The Stockholders Agreement contemplates that the Issuer will take all actions following the Stockholder Approval necessary to cause the Board to be structured to consist of no less than nine members and the Issuer will use its best efforts to cause (i) a minimum of three designees of Prometheus and its affiliates to be elected Directors of the board of directors (each such Director, an "Investor Director"), such number of Investor Directors subject to adjustment based on the stock ownership levels of Prometheus and its affiliates, and (ii) any increases in the size of the Board to result in an increase in the number of Investor Directors such that they represent at least one-third of the votes exercisable by the Board, such number of Investor Directors subject to adjustment based on the stock ownership levels of Prometheus and its affiliates. In addition, pursuant to the Stockholders Agreement, the Issuer will take all actions necessary to cause at least a proportionate number of Investor Directors to serve on each committee of its board or directors and at least one Investor Director to serve on the governing body of each of the Issuer's subsidiaries. The Certificate of Incorporation and Bylaws of the Issuer and its subsidiaries shall be amended at the time of the Second Closing to give effect to the terms of the Stockholders Agreement.

         Pursuant to the Registration Rights Agreement, the Issuer has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Issuer for its own account.

         Pursuant to the Contingent Value Right Agreement, the Issuer has granted Prometheus contingent value rights which entitle the Prometheus to certain payments. Prometheus shall not receive payment pursuant to Contingent Value Right Agreement until January 1, 2004. The Contingent Value Right Agreement is subject to termination prior to January 1, 2004 upon the occurrence of certain events.

         All references to the Ancillary Documents are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein.
See also Item 4.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Stock Purchase Agreement, dated as of February 24, 1998, by and between the Issuer and Prometheus

         Exhibit 2. Registration Rights Agreement, dated as of February 24, 1998, by and between the Issuer and Prometheus

         Exhibit 3. Stockholders Agreement, dated as of February 24, 1998, by and between the Issuer and Prometheus

         Exhibit 4. Contingent Value Right Agreement, dated as of February 24, 1998, by and between the Issuer and Prometheus

         Exhibit 5.        Joint Filing Agreement

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             PROMETHEUS SOUTHEAST RETAIL LLC

                            By:    LF Strategic Realty Investors II
                                   L.P., as sole member

                            By:    Lazard Freres Real Estate Investors
                                   L.L.C., as general partner


                             By: /s/ Murry N. Gunty
                                 -------------------
                             Name:    Murry N. Gunty
                             Title:   Principal



                             LF STRATEGIC REALTY INVESTORS II L.P.

                            By:  Lazard Freres Real Estate Investors L.L.C.,
                                   as general partner


                             By: /s/ Murry N. Gunty
                                 ------------------
                             Name:    Murry N. Gunty
                             Title:   Principal








                                                                 Page 10 of 10

                                   SCHEDULE I


                   Executive Officers of Prometheus and LFREI

                           The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New
                           York, NY 10020.


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
         Name of Officer                         Present and Principal Occupation

         Arthur P. Solomon                       Principal of LFREI

         Anthony E. Meyer                        Principal of LFREI

         Robert P. Freeman                       Principal of LFREI

         Klaus P. Kretschmann                    Principal of LFREI

         Murry N. Gunty                          Principal of LFREI

         Thomas M. Mulroy                        Senior Vice President of LFREI

         Lorenzo L. Lorenzotti                   Secretary of LFREI

         Henry C. Herms                          Comptroller of LFREI
